Exhibit 99.1

Ozon Reports Positive Adjusted EBITDA and Free Cash Flow in Q3 2022

November 15, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, announces its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Operating and Financial Highlights

•

GMV incl. services increased by 74% year-on-year to RUB 188.1 billion in Q3 2022, underpinned by solid growth of 104% year-on-year in the Ozon Marketplace (3P) GMV[1] to RUB 147.1 billion, despite a tough base effect and the negative one-off impact of a fire at our fulfillment center in the Moscow region.

•	Total revenue grew by 48% year-on-year to RUB 61.4 billion, supported by strong growth in service revenue, which was partly offset by a decline in revenue from sales of goods.

•

Gross profit improved significantly, increasing by 135% year-on-year to RUB 36.6 billion and expanding by 5.1 p.p. year-on-year to 19.5% as a percentage of GMV incl. services, driven by a substantial increase in revenue from marketplace commissions, advertising, and fintech services.

•

Ozon achieved positive adjusted EBITDA of RUB 1.6 billion in Q3 2022, compared to negative RUB 11.3 billion in Q3 2021, supported by stronger gross profit, operating leverage and cost control initiatives. A marked step-up in adjusted EBITDA for two consecutive quarters demonstrates our commitment to improving profitability while maintaining healthy growth rates.

•

Loss for the period was RUB 20.7 billion in Q3 2022, compared to RUB 14.0 billion in Q3 2021, due to a one-off increase in operating expenses of RUB 10.8 billion resulting from the aforementioned fire incident.

•

Net cash generated from operating activities improved to RUB 7.8 billion in Q3 2022, compared to RUB 9.1 billion used in operating activities in Q3 2021, due to an improvement in our operating profitability combined with an increase in trade accounts payable.

•	Free cash flow was positive RUB 0.9 billion in Q3 2022 compared to negative RUB 14.6 billion in Q3 2021, driven by the increase in net cash generated from operating activities.

•

Cash, cash equivalents and short-term deposits amounted to RUB 65.6 billion (an equivalent of 1.1 billion in USD terms2) as of September 30, 2022, compared to RUB 56.7 billion (an equivalent of 1.1 billion in USD terms2) as of June 30, 2022, primarily due to cash generated from operating activities and net inflows from borrowings.

[1]

Ozon Marketplace (3P) GMV as the total value of 3P orders processed through our Marketplace platform, inclusive of value added taxes, net of discounts, returns and cancellations. 3P GMV includes only the value of goods processed through our platform and does not include services revenue.

[2]

The USD equivalent was calculated as RUB amounts of Cash, cash equivalents and short-term deposits converted from RUB using the exchange rate as of the end of the respective reporting period: RUB 51.1580 per 1 USD as of June 30, 2022 and RUB 57.413 per 1 USD as of September 30, 2022 (source: the Central Bank of the Russian Federation).

Summary: Key Operating and Financial Metrics

The following table sets forth a summary of the key operating and financial information for the three and nine months ended September 30, 2022 and 2021, which has not been audited by the Company’s auditors.

(RUB in millions, unless indicated otherwise)	For the three months ended September 30,			For the nine months ended September 30,
	2022	2021[1]	YoY, %	2022	2021[1]	YoY, %
GMV incl. services	188,125	108,290	74%	536,221	271,455	98%
Number of orders, million	107.5	56.2	91%	290.7	131.2	122%
Number of active buyers, million	32.7	21.3	54%	32.7	21.3	54%
Annual order frequency	11.7	7.5	56%	11.7	7.5	56%
Share of Marketplace as a percentage of GMV incl. services, %	78.2%	66.7%	11.5pp	74.9%	62.9%	12.0pp
Total revenue	61,396	41,492	48%	183,489	111,917	64%
Gross profit	36,612	15,547	135%	100,566	39,021	158%
Gross profit as a percentage of GMV incl. services, %	19.5%	14.4%	5.1pp	18.8%	14.4%	4.4pp
Contribution Profit / (Loss)	9,720	(3,233)	—	20,453	(5,714)	—
Adjusted EBITDA	1,610	(11,285)	—	(7,148)	(25,270)	(72%)
Adjusted EBITDA as a percentage of GMV incl. services, %	0.9%	(10.4%)	11.3pp	(1.3%)	(9.3%)	8.0pp
Loss for the period	(20,718)	(14,018)	48%	(46,975)	(35,985)	31%
Net cash generated from / (used in) operating activities	7,841	(9,101)	—	(27,287)	(28,892)	(6%)
Net cash used in investing activities	(4,407)	(7,368)	(40%)	(7,308)	(12,760)	(43%)
Net cash generated from / (used in) financing activities	2,490	9,267	(73%)	(1,264)	56,048	—
Free Cash Flow	864	(14,554)	—	(61,502)	(41,905)	47%

Note that Contribution Profit / (Loss), Adjusted EBITDA and Free cash flow are non-IFRS financial measures. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the applicable IFRS measures. See the definitions of metrics such as GMV incl. services, Gross Profit, number of orders, number of active buyers, number of active sellers and share of Marketplace GMV in the “Other Key Operating Measures” section of this press release.

[1]

During the nine months ended September 30, 2022, we revised the presentation of expenses related to maintenance of content on our marketplace platform, which resulted in a corresponding reclassification of RUB 650 million for the nine months and RUB 285 million for the three months ended September 30, 2021 from sales and marketing expenses to technology and content expenses, and RUB 159 million for the nine months and RUB 91 million for the three months ended September 30, 2021 from general and administrative expenses to technology and content expenses as compared to the amounts reported during 2021. In the fourth quarter of 2021, we revised the presentation of costs of certain packaging materials, which resulted in a corresponding reclassification of RUB 232 million in the three months ended September 30, 2021 from cost of sales to fulfillment and delivery expenses as compared to the amounts reported during 2021.

Key Business Developments

Ozon Marketplace

In Q3 2022, Ozon Marketplace (3P) GMV reached 78% as a percentage of GMV incl. services, compared to 66.7% in Q3 2021, due to rapid growth in the number of new sellers and a greater volume of sales by existing merchants.

•

Number of orders demonstrated substantial growth of 91% year-on-year in Q3 2022, driven by a larger and more engaged customer base. Moreover, our high season got off to a strong start so far with the order growth during four days of the 11.11 campaign reaching 98% year-on-year on accepted order basis.

•

Number of active buyers reached 32.7 million in Q3 2022, with an acceleration in organic traffic growth. Customer engagement continued to improve, with annual order frequency reaching 11.7 as of September 30, 2022, growing by 56% year-on-year from 7.5 orders per annum as of September 30, 2021.

•

Number of active sellers more than tripled year-on-year, exceeding 180,000 active sellers trading on our platform as of September 30, 2022, as access to a large customer audience attracted new sellers to the platform.

•

An expanding seller base further enhanced product assortment, resulting in a larger selection of goods at more competitive prices. Assortment exceeded 150 million SKUs as of September 30, 2022, compared to 46 million SKUs as of September 30, 2021. Apparel is a strategic focus for Ozon. The number of SKUs in this category grew by 3.7x year-on-year and exceeded 43 million as of September 30, 2022.

Ozon Global

Ozon Global attracts new international sellers to the platform so that our customers can purchase goods from abroad. Ozon Global is currently actively working with more than 12,000 active sellers from 45 countries, including China, Turkey, India, South Korea, Kazakhstan, Belarus, Israel, and Thailand. In Q3 2022 we launched Ozon Partner Delivery for goods from Turkey and China, and our Marketplace introduced direct sales of popular clothing and footwear brands by merchants through the Ozon Global platform. In October 2022, we established a sales office in Turkey to attract new local sellers, further expand our product assortment and improve delivery time.

Fulfillment and Logistics

Ozon remains one of the leading last-mile delivery network operators in Russia. Our branded pick-up network, including pick-up points and parcel lockers, was comprised of more than 23,000 locations as of September 30, 2022, covering more than 50% of the population in Russia. Our total warehouse capacity amounted to approximately 1.2 million square meters as of September 30, 2022, following launches of new fulfillment centers in Moscow and Nizhny Novgorod. This enables Ozon to store goods closer to the consumer and improve assortment availability.

Fire Incident

On August 3, 2022 a fire broke out at the Company’s fulfillment center on in the Moscow region, spreading to an area of 55,000 square meters and affecting two blocks of the three-block warehouse complex. In September 2022, Ozon paid the major portion of the total expected compensation to the sellers whose goods were damaged in the fire. Payments to the remaining sellers affected by the incident should be distributed before the year end.

In connection with the incident, the Company incurred losses of RUB 10.8 billion, which included estimated damages to the Company’s merchandise, losses related to disposal, impairment and derecognition of the Company’s property and equipment, and an estimate of third parties’ claims and other expenses. The Company had insurance policies in place for the goods and other assets stored at the affected premises, as well as liability for death, injury, or third-party property damage. The Company is currently in discussions with insurance companies over compensation for sustained losses. Such compensation, if granted, may not be commensurate with the losses sustained. The Group did not recognize any insurance recoveries in the nine months ended September 30, 2022.

The Company continued to accept goods from sellers and to ship customer orders to its clients from its other fulfillment facilities in an orderly fashion. To ensure uninterrupted supply, Ozon accelerated new warehouse launches in Moscow and Nizhny Novgorod. The Company also launched a drop-off / pickup service offering acceptance of seller’s goods at any pickup point to further support its sellers.

Ozon Financial Services

Ozon Financial Services continues to develop its B2B and B2C services to improve user engagement and customer loyalty while maintaining focus on product economics.

Fintech B2B Initiatives

Ozon Flexible Payment Plan enables sellers to improve working capital management and tailor their payment schedule to their individual business needs. More than 17,000 sellers adopted this tool as of September 30, 2022. Ozon Invest provides unique lending solutions to our sellers that enable them to obtain financing within two days. Ozon Invest leverages machine learning methods to facilitate more precise credit scoring and more accurate credit risk assessment.

Fintech B2C Initiatives

Ozon.Card offers customers higher cashback and facilitates instant refunds. In Q3 2022 it became one of the top two most popular payment methods on our platform with its turnover share in Ozon’s GMV incl. services exceeding 35% in Q3 2022. More than 10.7 million customers are active users of Ozon.Card. Ozon also offers BNPL service to its customers, thereby stimulating order frequency and sales growth.

Ozon CIS

Our business in the CIS region continues to gain traction. To ensure uninterrupted supply of goods and better service, Ozon is actively developing its operations in Belarus and Kazakhstan. We have launched our own logistics and sorting facilities, as well as pick-up locations, and started to build a digital payment infrastructure in the region. In June 2022, Ozon opened a fulfillment center in Minsk. We believe that these steps will significantly reduce barriers to entry for local entrepreneurs planning to sell goods in Russia.

Convertible Bonds and Debt Financing

As a result of the Delisting Event, as of September 30, 2022, the holders of the Bonds were entitled to require the Company to redeem USD 750 million in aggregate principal amount of 1.875% senior unsecured convertible bonds due 2026 at par (the “Bonds”) at the principal amount together with accrued interest on the redemption date, which was May 31, 2022.

In September 2022, the Company and the Ad Hoc Committee of holders of the Bonds reached an agreement with respect to the terms of a restructuring of the Bonds (the “Restructuring). The terms of the restructuring can be found in the consent solicitation memorandum dated September 23, 2022. On October 25, 2022, holders of the Bonds of over 75% in principal amount of Bonds outstanding voted in favor of the resolutions and approved certain consents and amendments to the terms and conditions of the Bonds to implement the Restructuring. The holders of the Bonds waived in full any and all events of default, potential events of default or any other breaches by the Company under the Trust Deed or the conditions of the Bonds. For further disclosure related to the Restructuring, please refer to the Company’s website https://ir.ozon.com/restructuring.

The Company intends to fund the redemption primarily by upstreaming funds from its Russian subsidiaries and the Company has obtained the approvals from the Ministry of Finance of the Russian Federation to allow such upstreaming for the purposes of the Restructuring. As of the date of this press release, the Company has sufficient financing to facilitate the Restructuring.

In September 2022, the Company entered into an agreement for a debt financing of up to a total amount of RUB 60 billion and with a final maturity date in 4 years of the signing date. The debt facility is intended for capital and financing of operating expenditures.

Ozon Third Quarter Financial Results

The following table sets forth financial information for the three and nine months ended September 30, 2022 and 2021, which has not been audited by the Company’s auditors. The unaudited interim financial information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown.

(RUB in millions)	For the three months ended September 30,			For the nine months ended September 30,
	2022	2021	YoY, %	2022	2021	YoY, %
Sales of goods	26,624	27,279	(2%)	94,148	78,053	21%
Service revenue	34,772	14,213	145%	89,341	33,864	164%
Marketplace commissions	25,876	11,004	135%	67,945	26,322	158%
Advertising revenue	6,709	2,434	176%	15,126	5,288	186%
Delivery services	1,480	586	153%	4,556	1,597	185%
Travel commissions	236	79	199%	556	355	57%
Financial services	261	—	—	563	—	—
Other revenue	210	110	91%	595	302	97%
Total revenue	61,396	41,492	48%	183,489	111,917	64%
Cost of sales	24,784	25,945	(4%)	82,923	72,896	14%
Gross profit	36,612	15,547	135%	100,566	39,021	158%
Gross profit as a percentage of GMV incl. services, %	19.5%	14.4%	5.1pp	18.8%	14.4%	4.4pp

Ozon demonstrated solid progress in monetizing its platform in Q3 2022 as service revenue increased by 145% year-on-year due to higher advertising revenues and a greater contribution from Marketplace commissions.

•

Our take rate[1] increased by 2.4 p.p. year-on-year to 17.6%, due to the sales mix effect and an increase in marketplace commissions effective since March 2022. Marketplace commissions grew by 135% year-on-year, driven by the expanding seller base and changes in the commissions structure.

•

Advertising revenue increased by 176% year-on-year to RUB 6.7 billion and by 1.4 p.p. year-on-year to 3.6% as a percentage of GMV incl. services, driven by greater usage of advertising services by sellers, as over 60% of our sellers actively used our advertising services. Our advertising tools enable merchants to promote their goods and analyze market trends and consumer behavior, leading to approximately 4.6x higher GMV on average for sellers who use our promotion algorithms.

Stellar growth in service revenue was partly offset by a slight decline in sales of goods (Ozon’s 1P operations) of 2% year-on-year, due to inventory supply disruption and the negative impact of the fire incident, and as a result total revenue increased by 48% year-on-year.

Gross Profit increased substantially both in Ruble terms, growing 135% year-on-year to RUB 36.6 billion, and as a percentage of GMV incl. services, increasing by 5.1 p.p. to 19.5% in Q3 2022, driven by a significant increase in service revenue.

Operating expenses grew by 15% year-on-year in Q3, excluding the one-off effect of the fire incident. For two consecutive quarters, operating expenses per order and as a percentage of GMV incl. services demonstrated a significant improvement year-on-year and quarter-on-quarter due to cost optimization and benefits of scale.

Operating Expenses (RUB in millions)	For the three months ended September 30,			For the nine months ended September 30,
	2022	2021[1]	YoY, %	2022	2021[1]	YoY, %
Cost of sales	24,784	25,945	(4%)	82,923	72,896	14%
as % of GMV incl. services	13.2%	24.0%	(10.8 pp)	15.5%	26.9%	(11.4 pp)
Fulfillment and delivery	26,892	18,780	43%	80,113	44,735	79%
as % of GMV incl. services	14.3%	17.3%	(3.0 pp)	14.9%	16.5%	(1.6 pp)
Sales and marketing	5,239	6,217	(16%)	18,513	15,349	21%
as % of GMV incl. services	2.8%	5.7%	(2.9 pp)	3.5%	5.7%	(2.2 pp)
Technology and content	5,464	4,110	33%	16,685	8,324	100%
as % of GMV incl. services	2.9%	3.8%	(0.9 pp)	3.1%	3.1%	0.0 pp
General and administrative	5,011	3,335	50%	14,924	7,186	108%
as % of GMV incl. services	2.7%	3.1%	(0.4 pp)	2.8%	2.6%	0.2 pp
Losses related to the fire incident	10,785	—	—	10,785	—	—
as % of GMV incl. services	5.7%	—	—	2.0%	—	—
Total operating expenses	78,175	58,387	34%	223,943	148,490	51%
as % of GMV incl. services	41.6%	53.9%	(12.3 pp)	41.8%	54.7%	(12.9 pp)

Cost of sales decreased by 4%, mainly due to the subdued performance of our 1P operations and lower sales resulting from the fire incident.

[1]	Take rate as Marketplace commission as a percentage of 3P GMV in a given period.
[2]

During the nine months ended September 30, 2022, we revised the presentation of expenses related to maintenance of content on our marketplace platform, which resulted in a corresponding reclassification of RUB 650 million for the nine months and RUB 285 million for the three months ended September 30, 2021 from sales and marketing expenses to technology and content expenses, and RUB 159 million for the nine months and RUB 91 million for the three months ended September 30, 2021 from general and administrative expenses to technology and content expenses as compared to the amounts reported during 2021. In the fourth quarter of 2021, we revised the presentation of costs of certain packaging materials, which resulted in a corresponding reclassification of RUB 232 million in the three months ended September 30, 2021 from cost of sales to fulfillment and delivery expenses as compared to the amounts reported during 2021.

Fulfillment and delivery expenses grew by 43% year-on-year in Q3 2022 due to GMV growth and the opening of new fulfilment centers in Moscow and Nizhny Novgorod, with this growth partially offset by lower acquiring fees up to September 2022. Fulfillment and delivery costs as a percentage of GMV incl. services declined by 3.0 p.p. year-on-year to 14.3% in Q3 2022, due to the higher utilization of previously launched warehouse facilities and savings from cost reduction projects aimed at more effective sorting and fulfilment processes, as well as optimization of last-mile delivery and pick-up points’ tariffs.

Sales and marketing costs decreased by 16% year-on-year in Q3 2022, falling by 2.9 p.p. as a percentage of GMV incl. services to 2.8%, due to strong growth in organic traffic and reduced marketing spending on digital channels.

Technology and content expenses increased in Ruble terms by 33% year-on-year in Q3 2022 due to further investments in product and talent acquisition, both of which are critical to the development of our core e-commerce business and new verticals. At the same time, costs declined as a percentage of GMV incl. services by 0.9 p.p. to 2.9% in Q3 2022 due to benefits of scale.

General and administrative expenses increased by 50% year-on-year in Q3 2022 due to higher employee related costs and depreciation and amortization expenses. General and administrative expenses as a percentage of GMV incl. services decreased by 0.4 p.p. to 2.7% in Q3 2022, due to ongoing cost control and efficiency gain initiatives, including staff cost optimization projects.

Operating loss amounted to RUB 16.8 billion, including one-off RUB 10.8 billion expense related to the fire incident in Q3 2022 compared to RUB 16.9 billion in Q3 2021. Excluding the one-off expense, the operating loss was RUB 6.0 billion, representing a significant improvement year-on-year due to cost reduction and efficiency gains.

Non-operating expenses amounted to RUB 3.9 billion in Q3 2022 compared to non-operating income of RUB 2.9 billion in Q3 2021 primarily due to bond liability revaluation, higher interest expense and foreign exchange loss.

Loss for the period was RUB 20.7 billion in Q3 2022 compared to RUB 14.0 billion in Q3 2021, including one-off expenses related to the fire incident.

Total number of shares issued and outstanding was 216,413,735 (comprised of 216,413,733 ordinary shares and two Class A shares) as of September 30, 2022.

Net Cash Generated from Operating Activities was RUB 7.8 billion in Q3 2022, compared to RUB 9.1 billion used in Q3 2021, driven by an improvement in operating profitability combined with working capital inflows. Our working capital is predominantly comprised of trade and other payables and inventory. A significant year-on-year improvement in working capital dynamics is mainly attributable to an increase in trade accounts payable related to growth of our Marketplace operations.

Net Cash Used in Investing activities was RUB 4.4 billion in Q3 2022, compared to RUB 7.4 billion used in Q3 2021 with the difference attributed to the placement of bank deposits in Q3 2021.

Capital Expenditures amounted to RUB 4.7 billion in Q3 2022, compared to RUB 4.6 billion in Q3 2021. The majority of investments were related to equipment purchases for our newly launched infrastructure facilities, while IT capital investments decreased year-on-year as the Company had accelerated its planned purchases of server and other IT equipment in the first half of 2022 to ensure uninterrupted supply.

Net Cash Generated from Financing activities was RUB 2.5 billion in Q3 2022, compared to RUB 9.3 billion generated in Q3 2021, as primarily reflecting the refinancing of an existing bank loan received in Q3 2021.

Free Cash Flow was positive RUB 0.9 billion in Q3 2022, compared to negative RUB 14.6 billion in Q3 2021, mostly due to stronger net cash generated from operating activities, which was partly offset by higher payments of the principal portion of lease liabilities related to new fulfillment centers and expansion of warehouse capacity.

Lease Liabilities and Commitments

Ozon lease liabilities amounted to RUB 62.9 billion as of September 30, 2022, compared to RUB 42.5 billion as of December 31, 2021. Our lease liabilities are primarily comprised of contracts for leases of office premises, fulfillment and sorting centers, vehicles and premises for pickup points. These lease liabilities are mostly denominated in Russian Rubles with a wide maturity range varying from one to 13 years.

The Company entered into lease contracts for offices, fulfillment and sorting centers that have not yet commenced as of September 30, 2022. Ozon’s lease commitments amounted to RUB 35.9 billion as of September 30, 2022, compared to RUB 87.4 billion as of December 31, 2021.

Risk and Uncertainties Related to Current Environment

The Company’s primary market of operations is Russia. As a result, the Company’s business and the results of its operations are dependent on the economic conditions in Russia. Over the last two decades, the Russian economy has experienced or continues to experience at various times significant volatility in its GDP, high levels of inflation, increases in, or high, interest rates, sudden price declines in oil and other natural resources and instability in the local currency market.

The sanctions imposed on Russia and Russian persons by a number of countries in connection with the geopolitical crisis surrounding Ukraine, along with further regulatory counter-measures taken by the Russian Government, have had a significant, and in many cases unprecedented, impact on companies operating in Russia. In response to the geopolitical crisis surrounding Ukraine, the United States, the European Union, the United Kingdom and other countries imposed severe sanctions targeting Russian financial institutions, including a prohibition on transactions with the Central Bank of Russia, the blocking of assets and cutting off certain Russian banks from SWIFT; individual sanctions against businessmen and their assets; and sanctions targeting oil, defense and other state-owned companies, as well as export and import restrictions. In response, Russia identified a number of states, including the United States, all European Union member states and the United Kingdom, as “hostile” and introduced a number of economic measures in connection with their actions, as well as economic measures aimed at ensuring financial stability in Russia.

Due to restrictions tied to recently enacted Russian capital controls and protection measures, the Company is currently restricted from upstreaming cash funds from the Company’s Russian subsidiaries to the Company. Further, the Company’s two banking legal entities were included in a list of entities for which a Russian Presidential Decree restricts transactions with equity instruments without specific permission from the President of the Russian Federation. As of September 30, 2022, net assets of these two banking entities amounted to RUB 4,014 million.

As the potential global and economic impacts of the geopolitical crisis surrounding Ukraine continue to rapidly evolve, in a manner that is unpredictable and beyond the Company’s control, it is difficult to accurately predict the full impact of the sanctions that have been introduced, as well as that of any measures taken by the Russian Government in response to these sanctions.

About OZON

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”) about future events and financial performance. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, the geopolitical crisis surrounding Ukraine and sanctions and governmental measures imposed in response, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with the SEC concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release includes certain non-IFRS financial measures not presented in accordance with IFRS, including but not limited to Contribution (Loss)/(Profit), Adjusted EBITDA and Free Cash Flow. These financial measures are not measures of financial performance or liquidity in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures from the most directly comparable IFRS measure.

This press release includes interim financial information for the three and nine months ended September 30, 2022 and 2021. The quarterly information has not been audited by the Company’s auditors.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Profit or Loss and Other

Comprehensive Income (in millions of Russian Rubles)

(RUB in millions)	For the three months ended September 30,			For the nine months ended September 30,
	2022	2021[1]	YoY change	2022	2021[1]	YoY change
Revenue:
Sales of goods	26,624	27,279	(2%)	94,148	78,053	21%
Service revenue	34,772	14,213	145%	89,341	33,864	164%
Total revenue	61,396	41,492	48%	183,489	111,917	64%
Operating expenses:
Cost of sales	(24,784)	(25,945)	(4%)	(82,923)	(72,896)	14%
Fulfillment and delivery	(26,892)	(18,780)	43%	(80,113)	(44,735)	79%
Sales and marketing	(5,239)	(6,217)	(16%)	(18,513)	(15,349)	21%
Technology and content	(5,464)	(4,110)	33%	(16,685)	(8,324)	100%
General and administrative	(5,011)	(3,335)	50%	(14,924)	(7,186)	108%
Losses related to the fire incident	(10,785)	—	—	(10,785)	—	—
Total operating expenses	(78,175)	(58,387)	34%	(223,943)	(148,490)	51%
Operating loss	(16,779)	(16,895)	1%	(40,454)	(36,573)	(11%)
Interest expense	(2,687)	(1,615)	66%	(8,100)	(3,739)	117%
Interest income	454	388	17%	2,028	745	172%
Foreign currency exchange (loss) / gain, net	(1,888)	515	—	8,987	(868)	—
Remeasurement of convertible bonds	—	—	—	(8,567)	—	—
(Loss) / gain on disposal of non-current assets	(297)	2	—	(902)	(11)	—
Net gain on revaluation of financial instruments at fair value through profit or loss	538	3,536	(85%)	1,155	4,304	(73%)
Share of profit of an associate	97	70	39%	293	206	42%
Impairment of non-financial assets	—	—	—	(233)	—	—
Expected credit losses on financial assets	(81)	—	—	(163)	—	—
Other non-operating expenses	(9)	—	—	(9)	—	—
Total non-operating (expense) / income	(3,873)	2,896	—	(5,511)	637	—
Loss before income tax	(20,652)	(13,999)	48%	(45,965)	(35,936)	28%
Income tax expense	(66)	(19)	247%	(1,010)	(49)	—
Loss for the period	(20,718)	(14,018)	48%	(46,975)	(35,985)	31%

[1]

During the nine months ended September 30, 2022, we revised the presentation of expenses related to maintenance of content on our marketplace platform, which resulted in a corresponding reclassification of RUB 650 million for the nine months and RUB 285 million for the three months ended September 30, 2021 from sales and marketing expenses to technology and content expenses, and RUB 159 million for the nine months and RUB 91 million for the three months ended September 30, 2021 from general and administrative expenses to technology and content expenses as compared to the amounts reported during 2021. In the fourth quarter of 2021, we revised the presentation of costs of certain packaging materials, which resulted in a corresponding reclassification of RUB 232 million in the three months ended September 30, 2021 from cost of sales to fulfillment and delivery expenses as compared to the amounts reported during 2021.

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Cash Flows

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Cash flows from operating activities
Loss before income tax	(20,652)	(13,999)	(45,965)	(35,936)
Adjusted for:
Depreciation and amortization of non-current assets	5,161	2,678	14,243	6,549
Interest expense	2,687	1,615	8,100	3,739
Interest income	(454)	(388)	(2,028)	(745)
Foreign currency exchange (gain)/loss, net	1,888	(515)	(8,987)	868
Net gain on revaluation of financial instruments at fair value through profit or loss	(538)	(3,536)	(1,155)	(4,304)
Write-downs and losses of inventories	1,385	970	3,792	1,661
Loss on disposal of non-current assets	306	(2)	911	11
Share of profit of an associate	(97)	(70)	(293)	(206)
Changes in expected credit losses	(27)	35	183	(1)
Remeasurement of convertible bonds	—	—	8,567	—
Share-based compensation expense	2,443	2,932	8,278	4,754
Derecognition and impairment of non-current assets	2,126	—	2,359	—
Movements in working capital:
Changes in inventories	(5,183)	(2,632)	1,291	(5,659)
Changes in accounts receivable	(632)	(1,162)	2,678	(917)
Changes in loans to customers	(1,565)	—	(2,525)	—
Changes in other non-financial assets	(2,881)	(1,334)	(2,504)	(3,430)
Changes in trade accounts payable	15,438	5,312	(27,346)	3,417
Changes in other liabilities	8,178	2,374	15,862	4,751
Changes in financial liabilities	1,089	—	1,089	—
Changes in customer deposits	1,221	—	2,326	—
Cash generated from / (used in) operations	9,893	(7,722)	(21,124)	(25,448)
Interest paid	(1,930)	(1,357)	(6,007)	(3,312)
Income tax paid	(122)	(22)	(156)	(132)
Net cash generated from / (used in) operating activities	7,841	(9,101)	(27,287)	(28,892)

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Cash Flows (Continued)

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Cash flows from investing activities
Purchase of property, plant and equipment	(4,608)	(4,417)	(27,048)	(9,994)
Purchase of intangible assets	(99)	(201)	(345)	(506)
Return/(placement) of bank deposits	—	(2,966)	18,297	(2,966)
Interest received	444	353	2,020	702
Dividends received from an associate	70	—	205	141
Issuance of loans to employees	(214)	(137)	(437)	(137)
Net cash used in investing activities	(4,407)	(7,368)	(7,308)	(12,760)
Cash flows from financing activities
Convertible bonds issue proceeds	—	—	—	54,499
Proceeds from exercise of share option	—	313	—	313
Proceeds from borrowings	14,980	9,900	16,165	10,131
Repayment of borrowings	(10,220)	(111)	(10,607)	(6,382)
Payment of principal portion of lease liabilities	(2,270)	(835)	(6,822)	(2,513)
Net cash generated from / (used in) financing activities	2,490	9,267	(1,264)	56,048
Net increase / (decrease) in cash and cash equivalents	5,924	(7,202)	(35,859)	14,396
Cash and cash equivalents at the beginning of the period	56,739	122,849	108,037	103,702
Effects of exchange rate changes on the balance of cash held in foreign currencies	2,935	821	(6,580)	(1,630)
Cash and cash equivalents at the end of the period	65,598	116,468	65,598	116,468

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Financial Position

(in millions of Russian Rubles)

(RUB in millions)	As of
	September 30, 2022 (unaudited)	December 31, 2021 (audited)
Assets
Non-current assets
Property, plant and equipment	49,015	29,970
Right-of-use assets	57,515	39,940
Intangible assets	702	1,171
Investments in an associate	1,326	1,238
Deferred tax assets	38	80
Other financial assets	2,840	2,312
Other non-financial assets	114	41
Total non-current assets	111,550	74,752
Current assets
Inventories	21,169	26,362
Accounts receivable	4,204	6,611
VAT receivable	614	3,440
Loans to customers	2,571	43
Other financial assets	334	32
Other non-financial assets	7,573	4,107
Short-term bank deposits	—	17,954
Cash and cash equivalents	65,598	108,037
Total current assets	102,063	166,586
Total assets	213,613	241,338
Equity and liabilities
Equity
Share capital	12	12
Share premium	135,523	134,924
Treasury shares	(1)	(1)
Equity-settled employee benefits reserves	15,479	7,800
Other capital reserves	(73)	(3)
Accumulated losses	(159,099)	(112,124)
Total equity	(8,159)	30,608

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Financial Position (Continued)

(in millions of Russian Rubles)

(RUB in millions)	As of
	September 30, 2022 (unaudited)	December 31, 2021 (audited)
Non-current liabilities
Borrowings	15,759	50,577
Lease liabilities	52,853	34,770
Derivative liabilities	739	594
Deferred tax liabilities	839	46
Deferred income	245	289
Other non-current liabilities	284	518
Total non-current liabilities	70,719	86,794
Current liabilities
Trade and other payables	64,503	89,273
Borrowings	44,809	11,539
Other financial liabilities	1,089	—
Lease liabilities	9,999	7,697
Taxes payable	4,030	1,077
Accrued expenses	10,234	4,716
Contract liabilities and deferred income	14,063	9,634
Customer deposits	2,326	—
Total current liabilities	151,053	123,936
Total liabilities	221,772	210,730
Total equity and liabilities	213,613	241,338

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in Rubles.

Certain parts of this press release contain non-IFRS financial measures, including, among others, Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash Flow. We define:

•	Contribution (Loss)/Profit as gross profit less fulfillment and delivery expenses.

•

Adjusted EBITDA is calculated as loss for the period before income tax expense, total non-operating expense /(income), depreciation and amortization and, share-based compensation expense and losses related to the fire incident.

•

Free Cash Flow as net cash generated from/(used in) operating activities less payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash are used by our management to monitor the underlying performance of the business and its operations. These measures are used by other companies for a variety of purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing these measures as reported by us to the same or similar measures as reported by other companies. Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash Flow may not be comparable to similarly titled metrics of other companies. These measures are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow are not measurements of performance or liquidity under IFRS or any other generally accepted accounting principles, and you should not consider them as an alternative to loss for the period, operating loss, net cash generated from/(used in) operating activities or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. These measures have limitations as analytical tools, and you should not consider them in isolation. Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures contained in this press release.

Other Key Operating Measures

Certain parts of this press release contain our key operating measures, including, among others, gross merchandise value including revenue from services (“GMV incl. services”), Gross profit, share of our online marketplace (our “Marketplace”) GMV (“Share of Marketplace GMV”), number of orders, number of active buyers and number of active sellers. We define:

•

GMV incl. services (gross merchandise value including revenue from services) as the total value of orders processed through our platform, as well as revenue from services to our buyers, sellers and other customers, such as delivery, advertising and other services. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing and hotel booking commissions, other related service revenues or value of the respective orders processed.

•	Gross profit as revenue less cost of sales in a given period.

•

Share of Marketplace GMV as the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

•	Capital Expenditures as payments for purchase of property, plant and equipment and intangible assets.

•	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

•	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12-month period preceding the relevant date, net of returns and cancellations.

•	Number of active sellers as the number of unique merchants who made a sale on our Marketplace within the 12-month period preceding September 30, 2022.

Use of Non-IFRS Financial Measures

(RUB in millions)	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Contribution Profit / (Loss) (1)	9,720	(3,233)	20,453	(5,714)
Adjusted EBITDA (2)	1,610	(11,285)	(7,148)	(25,270)
Free Cash Flow (3)	864	(14,554)	(61,502)	(41,905)

(1) To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this press release Contribution (Loss)/Profit, a non-IFRS financial measure that we calculate as gross profit less fulfillment and delivery expenses.

Contribution (Loss)/Profit is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. We have included Contribution (Loss)/Profit in this press release because it is an important metric used by our management to measure our operating performance as it shows the result of our operations less expense items that represent the majority of our variable expenses.

Contribution (Loss)/Profit is an indicator of our operational profitability as it reflects direct costs to fulfill and deliver orders to our buyers. Accordingly, we believe that Contribution (Loss)/Profit provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Contribution (Loss)/Profit excludes significant expense items, including sales and marketing expenses, technology and content expenses, general and administrative expenses and other expense items that are not a direct function of sales. These expense items are an integral part of our business. Given these and other limitations, Contribution (Loss)/Profit should not be considered in isolation, or as an alternative to, or a substitute for, an analysis of our results reported in accordance with IFRS, including operating loss and loss for the period.

The following tables present a reconciliation of loss for the period to Contribution (Loss)/Profit for each of the periods indicated:

(RUB in millions)	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Gross profit	36,612	15,547	100,566	39,021
Fulfillment and delivery expenses	(26,892)	(18,780)	(80,113)	(44,735)
Contribution Profit / (Loss)	9,720	(3,233)	20,453	(5,714)

(2) To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this press release Adjusted EBITDA, a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating income/(expense), depreciation and amortization and share-based compensation expense and losses related to the fire incident.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating income/(expense) and losses related to the fire incident. Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude losses related to the fire incident and non-cash charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and total non-operating income/(expense) as these items are not components of our core business operations. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

Adjusted EBITDA does not reflect share-based compensation, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

•	Adjusted EBITDA does not include losses related to the fire incident as those losses relate to a material non-recurring event, which is not indicative of our performance in future; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating loss, loss for the period and our other IFRS results.

The following table presents a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated:

(RUB in millions)	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Loss for the period	(20,718)	(14,018)	(46,975)	(35,985)
Income tax expense	66	19	1,010	49
Total non-operating expenses / (income)	3,873	(2,896)	5,511	(637)
Depreciation and amortization	5,161	2,678	14,243	6,549
Share-based compensation expense	2,443	2,932	8,278	4,754
Losses related to fire incident	10,785	—	10,785	—
Adjusted EBITDA	1,610	(11,285)	(7,148)	(25,270)

(3) To provide investors with additional information regarding our liquidity, we have also disclosed here and elsewhere in this press release Free Cash Flow, a non-IFRS financial measure that we calculate as net cash generated from/(used in) operating activities less capital expenditures, which consist of payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provide additional perspective on impact of our cash capital expenditures and assets used by us through lease obligations. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash generated from/(used in) operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies, including companies in our industry, may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash generated from/(used in) operating activities, capital expenditures and our other IFRS results.

The following table presents a reconciliation of net cash generated from/(used in) operating activities to Free Cash Flow for each of the periods indicated:

(RUB in millions)	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Net cash generated from / (used in) operating activities	7,841	(9,101)	(27,287)	(28,892)
Purchase of property, plant and equipment	(4,608)	(4,417)	(27,048)	(9,994)
Purchase of intangible assets	(99)	(201)	(345)	(506)
Payment of the principal portion of lease liabilities	(2,270)	(835)	(6,822)	(2,513)
Free Cash Flow	864	(14,554)	(61,502)	(41,905)